SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2018

Commission File Number 0-28800
______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
 South Africa, 2196

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ⊠

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⊠              No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2018, incorporated by reference herein:

Exhibit

99.1	Release dated October 31, 2018, “OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2018”
99.2	Release dated October 31, 2018, “NOTICE OF ANNUAL GENERAL MEETING, NO CHANGE STATEMENT AND CHANGE TO THE BOARD OF DIRECTORS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 31, 2018	By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer